Exhibit 12
Lance, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in 000’s except ratio amounts)

	2008	2007	2006	2005	2004

Earnings before income taxes	$27,073	$36,320	$28,187	$26,499	$33,298
Plus: Fixed charges*	5,211	4,950	5,475	4,240	4,549

Earnings available to cover fixed charges	$32,284	$41,270	$33,662	$30,739	$37,847

Ratio of earnings to fixed charges	6.2	8.3	6.1	7.3	8.3

Fixed Charges:
Interest expense	$3,162	$2,883	$3,275	$2,473	$2,849
Interest portion of rent expense**	1,767	2,067	2,200	1,767	1,700
Capitalized interest	282

Total Fixed Charges	$5,211	$4,950	$5,475	$4,240	$4,549

*	Fixed charges represents gross interest expense plus capitalized interest and interest portion of net rent expense.

**	One-third of total rent expense is the portion deemed representative of the interest factor.